082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

07023623

RECEIVED
MAY 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
180

May 4, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

J Rodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

dlw 5/18

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT RAYMOND JAMES OIL SANDS OF CANADA CONFERENCE

Calgary, Alberta – May 3, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") (TSX:PBG) (OSLO:PBG) is pleased to announce that Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer will be presenting at the Raymond James Oil Sands of Canada Conference on Monday, May 7th, 2007, at 2:00 p.m. Eastern Daylight Time from the InterContinental The Barclay Hotel, New York.

The presentation will be audio broadcast via live webcast. The webcast can be accessed at: http://www.wsw.com/webcast/rj27/pbg.to/. The webcast will also be available under "Presentations" within the "Investors" section of the Petrobank website, and will be available for 90 days after the presentation.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ANNOUNCES CLOSING OF OFFERING OF US$250 MILLION PRINCIPAL AMOUNT OF CONVERTIBLE NOTES

Calgary, Alberta – May 4, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation ") (TSX:PBG) (OSLO:PBG) is pleased to announce today that we have raised US$250 million through our previously announced private placement of 3% convertible notes (the "Notes") due 2012 (the "Offering"). The final amount of the Offering includes the full exercise of an option granted to ABG Sundal Collier Norge ASA for an additional US$50 million principal amount of Notes. The Offering was conducted through a syndicate led by ABG Sundal Collier Norge ASA and included Haywood Securities Inc. and TD Securities Inc.

The Notes have an annual coupon of 3% and are convertible into common shares of the Corporation at a conversion price of US$28.4902, representing a conversion premium of 40% to the volume weighted average share price on April 20, 2007 (the "Marketing Period") converted at Cdn.$1.1227 / US$1.00. The conversion price is subject to reduction in certain circumstances such as a special distribution to shareholders or upon a change of control of the Corporation.

Petrobank has an option to call the Notes after three years from the date of issue, should the price of our common shares exceed 120% of the prevailing conversion price of the Notes over a specified time period.

The proceeds of the Offering will be used for general corporate purposes, including, but not limited to, expenditures on our WHITESANDS heavy oil project and an acceleration of our recently expanded Bakken light oil resource play in southeast Saskatchewan. A portion of the proceeds of the Offering may also be used to increase the Petrobank's ownership interest in our 84% owned subsidiary, WHITESANDS Insitu Ltd.

The Notes were offered solely to investors outside of Canada on a private placement basis and are not currently listed on any exchange. ABG Sundal Collier acted as sole bookrunner for the Offering.

A complete copy of the Loan Agreement will be available on SEDAR shortly.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Corporation. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END